

July 25, 2013

Via E-mail
Scott Minick
President and Chief Executive Officer
BIND Therapeutics, Inc.
325 Vassar Street
Cambridge, Massachusetts 02139

> **Re: BIND Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 28, 2013**
> **CIK No. 0001385228**

Dear Mr. Minick:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have submitted an application for confidential treatment relating to certain of your exhibits. Please be advised that comments to this application, if any, will be sent under separate cover and that any such comments must be resolved prior to our acting on any acceleration request relating to your registration statement.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Accurins, page 2

4. Here and as necessary in your business disclosure section where you discuss the results of clinical studies involving BIND-014, please explain what a complete response and partial response are and what such a result indicates about the efficacy of BIND-014.

Our Strategy, page 4

5. In your first bullet point, please briefly explain the 505(b)(2) FDA approval pathway that you believe may be available for BIND-014.

Risk Factors
"If serious adverse or unacceptable side effects are identified…," page 16

6. We note your disclosure that of the 28 patients in your Phase 1 Trial of BIND-014 using a Q3W dosing schedule, 25 patients experienced an adverse event in relation to the drug administered. In light of the frequency of adverse events occurring in the trial, please explain why you concluded that BIND-014 had an "acceptable safety profile." Please also include a similar discussion where you discuss the results of the Phase I trial in your Business Section disclosure.

"Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights . . .," page 35

7. Please indicate in this risk factor whether or not any such litigation is currently pending against you and/or whether you have ever been held by a court of competent jurisdiction to have infringed on a third party's intellectual rights.

"We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property . . .," page 37

8. Please include in this risk factor examples of any such litigation that has been filed against you or any of your founders, scientific advisors, directors and/or executive officers.

"We are an emerging growth company . . .," page 40

9. Please include in this risk factor the circumstances under which you may lose your status as an emerging growth company.

"We will incur increased costs as a result of operating as a public company . . .," page 40

10. In this risk factor, please include, to the extent practicable, an estimate of the annual costs associated with being a public company.

Use of Proceeds, page 44

11. Please specify how far in the clinical process for BIND 014 you expect to advance in reliance upon the proceeds from the offering.

Industry and Other Data, page 45

12. Please revise your prospectus to remove your statements that you have not independently verified market and industry date from third-party sources and that research and market definitions have not been verified by any independent source. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Dilution, page 48

13. Please provide us with a quantitative calculation for how you determined your net tangible book value. We understand from your disclosures that, "As of March 31, 2013 we had a historical net tangible book value of $6.1 million…" and "Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2013." It is not clear how you calculated your stated net tangible book value of $6.1 million as your total assets minus total liabilities equals $5.86 million and you have not identified intangible assets on your consolidated balance sheets.

Management's Discussion and Analysis of Financial condition and Results of Operations
Financial Overview
Research and Development, page 54

14. Please disclose the total costs incurred to date for your significant projects.

Stock-Based Compensation and Common Stock Valuation
Stock-Based Compensation, page 64

15. Please disclose if the similar companies used to base your volatility assumption are at a similar research and development stage as your company. Also, explain what is meant by your statement about similar "position within the industry".

Common Stock Valuation, page 65

16. Please expand your disclosure to address the following:

- Describe the factors contributing to significant change in the fair value of the underlying stock from December 2011 through April 2013;
- Disclose how you determined the rate "discount for marketability;"
- Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price;
- Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement; and
- Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

17. Please note that we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Phase 1 Clinical Development, page 85

18. Please revise your disclosure to identify the adverse event that led to the death of a patient in your Phase 1 Study of BIND-014 using the Q3W dosing schedule.

Collaborations, page 89

19. Please disclose the upfront payments you received from each of your collaboration partners.

Intellectual Property
In-Licensed Intellectual Property, page 94

20. Please disclose in this section the upfront payments you made to your counterparties as well as the amounts of the license maintenance fees payable, as applicable. In this regard, we note you have included additional disclosure relating to these terms under Note 12 to your consolidated financial statements.

Shares Eligible for Future Sale, page 139

21. Please file a copy of the form of lock-up agreement as an exhibit to your registration statement. If it is to be filed as an exhibit to your underwriting agreement, please confirm this for us.

Item 16. Exhibits and Financial Statement Schedules

22. Please file the voting agreement you entered into with stockholders in relation to election of directors to the board as an exhibit to the registration statement.

Notes to the Consolidated Financial Statements
Note 3. Revenue, page F-15

23. Please address the following pertaining to your agreement with Amgen:

   - Disclose what your obligation is related to the research and development program;
   - Disclose the product development period during which Amgen must exercise its option of the exclusive worldwide license to develop;
   - Provide us with a detailed analysis supporting your conclusion that the option is not a deliverable; and
   - Separately disclose the upfront payment.

24. Please disclose the following pertaining to your agreement with Pfizer:

   - The defined time period that Pfizer can exercise its options;
   - The number of options available to Pfizer under the agreement;
   - Your deliverables under the agreement, specifically addressing the options; and
   - Separately disclose the upfront payment and how you are accounting for it.

25. Please disclose the following pertaining to your agreement with AstraZeneca AB:

   - The term of the agreement and performance period;
   - Your deliverables under the agreement and if they do not qualify as a separate unit of account the reasons why; and
   - Separately disclose the upfront payment and how you are accounting for it.

26. Consider that research and development agreements accounted for more than half of your revenue in 2011 and 2012, please elaborate on your disclosure that this revenue relates to agreements with large pharmaceutical companies. Disclose what was performed to earn the revenue, the parties involved in the agreements, and the amount earned from each entity.

Note 8. Long-Term Debt, page F-19

27. Please disclose the number of warrants issued and remaining to be issued as part of the June 2013 financing.

Note 9. Redeemable Convertible Preferred Stock, page F-21

28. Please tell us why your disclosures state that, "The following is a summary of Company's convertible and nonconvertible redeemable preferred stock." It appears from your disclosures that you only have convertible redeemable preferred stock.

29. Please tell us what consideration was given to determine if the conversion feature for the Series D and BRN redeemable convertible preferred stock are not derivatives.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Peter N. Handrinos
       B. Shayne Kennedy
       Matthew T. Bush
       Latham & Watkins LLP
       John Hancock Tower, 20th Floor
       200 Clarendon Street
       Boston, Massachusetts 02116